                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549
                                                 ----------------

                                                  AMENDMENT NO. 1
                                                    SCHEDULE TO
                                                   (Rule 13e-4)
                             TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                                      OF THE SECURITIES EXCHANGE ACT OF 1934
                                                 ----------------

                                               EDISON INTERNATIONAL
                      (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
                                                 ----------------

 Stock Options To Purchase Common Stock, Without Par Value, of Edison International Granted in the Year 2000 Under
          The Edison International Equity Compensation Plan and The Edison International 2000 Equity Plan
                                          (Title of Class of Securities)
                                                 ----------------

                                                     281020107
                                       (CUSIP Number of Class of Securities)
                                                 ----------------

                                                Kenneth S. Stewart
                      Assistant General Counsel and Assistant Secretary, Edison International
                               2244 Walnut Grove Avenue, Rosemead, California 91770
                                                  (626) 302-2222
                             (Name, Address and Telephone Numbers of Person Authorized
                        to Receive Notices and Communications on Behalf of Filing Persons))

                                             CALCULATION OF FILING FEE
=========================================================== ========================================================
                   Transaction Value(1)                                            Amount of
                                                                                 Filing Fee(2)
----------------------------------------------------------- --------------------------------------------------------
                       $58,053,930                                                  $11,611
=========================================================== ========================================================

(1) Calculated  solely for the purpose of  determining  the amount of the filing  fee.  This  amount  assumes  that options to  purchase  11,036,200  shares of Edison  International  Common  Stock,  without  par value  ("Common
    Stock"),  will be cancelled  pursuant to this offer in exchange for 3,743,000  deferred  stock units related to the Common  Stock.  If vested,  each  deferred  stock unit will be paid in the form of a single share of Common
    Stock.  The  transaction  value,  therefore,  is based on the  average of the high and low prices of a share of
    Common Stock as reported in the  consolidated  reporting  system of the New York Stock  Exchange on October 23,
    2001 for the estimated maximum 3,743,000 shares of Common Stock that may be issued in respect of this offer.

(2) The amount of the filing fee,  calculated in accordance with Rule 0-11 of the Securities  Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction value.

|X|  Check the box if any part of the fee is offset as provided by Rule  0-11(a)(2)  and  identify  the filing with which the  offsetting  fee was  previously  paid.  Identify  the  previous  filing by  registration  statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:  $11,611                            Filing Party:  Edison International
                  Form or Registration No.:  Schedule TO                      Date  Filed:   October 26, 2001

|_|  Check the box if the filing relates solely to preliminary  communications  made before the  commencement  of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
        |_|       third-part tender offer subject to Rule 14d-1.
        |X|       issuer tender offer subject to Rule 13e-4.
        |_|       going-private transaction subject to Rule 13e-3.
        |_|       amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer |_|

INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the
Securities and Exchange Commission on October 26, 2001, relating to the offer by Edison International, a
California corporation (the "Company"), to its employees and to the employees of its subsidiaries to exchange all options to purchase the Company's common stock, without par value, granted by the Company in the year 2000 under the Edison International Equity Compensation Plan and the Edison International 2000 Equity Plan for deferred stock unit grants upon the terms and subject to the conditions set forth in the Exchange Offer Circular, dated
October 26, 2001 (the "Exchange Offer Circular").

ITEM 4.        TERMS OF TRANSACTION

         (a)   The Exchange Offer Circular dated October 26, 2001 is amended as provided in the Supplement to the
Exchange Offer Circular, dated November 8, 2001, and attached hereto as Exhibit (a)(9) (the "Supplement").  The
Supplement restates the responses to Questions 8, 17 and 22 in their entirety.  This Item 4(a) is amended by incorporating the Circular herein by reference.

ITEM 7.    SUBJECT COMPANY INFORMATION.

        (a)    This Item 7(a) is amended by incorporating the Circular herein by reference.

ITEM 12.       EXHIBITS

         Item 12 is amended and restated to replace Exhibit (a)(4) and to add Exhibits (a)(9) and (a)(10).

         (a)   (1)    Exchange Offer Circular dated October 26, 2001, with exhibits (which include the Edison
International Equity Compensation Plan and the Form of DSU Award Certificate/Statement of Terms and Conditions).*

               (2)   Form of Transmittal Letter.*

               (3)   Form of Individualized Statement.*

               (4)   Form of Election Form and Release Agreement.

               (5)   The Company's Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Securities and Exchange Commission (the "SEC") on April 17, 2001 (incorporated herein by reference).

               (6)   Pages 39 to 89 of the Company's Annual Report to Shareholders for the year ended December
                     31, 2000, incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (incorporated herein by reference).

                                       2

               (7)   The Company's Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2001 and June
                     30, 2001, filed with the SEC on May 15, 2001, and August 14, 2001, respectively (each incorporated herein by reference).

               (8)   The Company's Current Reports on Forms 8-K filed with the SEC on July 3, 2001, July 11, 2001
                     (as amended by EIX's Current Report on Form 8-K/A filed with the SEC on July 11, 2001),
                     October 3, 2001, and October 10, 2001 (each incorporated herein by reference).

               (9)   Supplement to Exchange Offer Circular dated November 8, 2001.

               (10)  Text of slides used at meetings held to answer employee questions.

         (b)          Not applicable.

         (d)(1)       Edison International Equity Compensation Plan.**

         (d)(2)       Edison International 2000 Equity Plan filed with the SEC as Exhibit 10.16 to the Company's
Annual Report on Form 10-K for the year ended December 31, 2000 (incorporated herein by reference).

         (g)          Not applicable.

         (h)          Not applicable.

*    Previously filed.
**  Included as part of Exhibit (a)(1).

                                                     SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                                  EDISON INTERNATIONAL

                                                  By: Kenneth S. Stewart
                                                      -------------------------------------------------------------------------------
                                                      Kenneth S. Stewart
                                                      Assistant General Counsel and Assistant Secretary

                                                  Date:  November 8, 2001

                                       3

                                                   EXHIBIT INDEX
                                                   -------------

      Exhibit
      Number                                             Description of Document
      -------                                            -----------------------

  (a)(1)             Exchange Offer Circular dated October 26, 2001, with exhibits (which include the Edison
                     International Equity Compensation Plan and the Form of DSU Award Certificate/Statement of Terms
                     and Conditions).*
  (a)(2)             Form of Transmittal Letter.*
  (a)(3)             Form of Individualized Statement.*
  (a)(4)             Form of Election Form and Release Agreement.
  (a)(5)             The Company's Annual Report on Form 10-K for the year ended December 31, 2000, filed with the
                     SEC on April 17, 2001 (incorporated herein by reference).
  (a)(6)             Pages 39 to 89 of the Company's Annual Report to Shareholders for the year ended December 31,
                     2000, incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (incorporated herein by reference).
  (a)(7)             The Company's Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2001 and June
                     30, 2001, filed with the SEC on May 15, 2001, and August 14, 2001, respectively (each incorporated herein by reference).
  (a)(8)             The Company's Current Reports on Forms 8-K filed with the SEC on July 3, 2001, July 11, 2001
                     (as amended by EIX's Current Report on Form 8-K/A filed with the SEC on July 11, 2001), October
                     3, 2001, and October 10, 2001 (each incorporated herein by reference).
  (a)(9)             Supplement to Exchange Offer Circular dated November 8, 2001.
 (a)(10)             Text of slides used at meetings held to answer employee questions.
(d)(1)               Edison International Equity Compensation Plan.**
(d)(2)               Edison International 2000 Equity Plan filed with the SEC as Exhibit 10.16 to the Company's
                     Annual Report on Form 10-K for the year ended December 31, 2000 (incorporated herein by reference).*

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*    Previously filed.
**  Included as part of Exhibit (a)(1).